TURBOSONIC TECHNOLOGIES REPORTS FULL YEAR OPERATING RESULTS

For Immediate Release
Waterloo, Ontario, Canada
September 22, 2008

TURBOSONIC TECHNOLOGIES, INC. (OTC Bulletin Board – TSTA), a leading provider of air pollution control technologies, today announced the following audited operating results for its twelve-month fiscal year ended June 30, 2008:

Twelve Months Ended
	06/30/08	06/30/07
US Dollars
Total Revenues	$ 14,268,284	$ 22,893,353
Income before Provision for Taxes	$ (977,968)	$ 839,213
Net Income	$ (662,994)	$ 1,281,462
Basic Earnings per Share	$ (0.04)	$ 0.09
Weighted Average Number of Shares Outstanding	15,130,054	14,933,087

Commenting on the Company’s results, Edward Spink, TurboSonic Chairman and CEO, said, "The operating results for the first three quarters of our 2008 fiscal year were disappointing, principally due to the contraction of the wood products (building) industry and housing markets in the United States. Our successes in a number of industries, including Oil, Pulp, Wood and Cement, and our growing presence in the European market have contributed to a net income before taxes of $346,930 in the fourth quarter and a $5.7 million backlog entering our new fiscal year. New contracts announced in this current first quarter already exceed $12 million. Our strategy, embracing industry and geographic diversification, is designed to balance conditions in our traditional markets. We believe that this strategy, combined with the environmental awareness and motivation of the "greening" revolution will generate both a strong and continuing demand for our products."

TurboSonic Technologies (www.turbosonic.com) designs and markets air pollution control technologies to industrial customers worldwide. Its products help companies in the Cement and Mineral Processing, Ethanol, Metals & Mining, Petrochemicals, Power Generation, Pulp & Paper, Waste Incineration, and Wood Products industries meet the strictest emissions regulations, improve performance and reduce operating costs.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statement. Factors that impact such forward-looking statements include, among others, changes in general economic conditions, interest rates, government regulations, and competition. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see the annual report on Form 10-KSB and other documents the Company files from time to time with the Securities and Exchange Commission.

TurboSonic Technologies, Inc. (OTC Bulletin Board: TSTA - News)

Contact:
TurboSonic Technologies, Inc.
Ed Spink, CEO
550 Parkside Drive, Waterloo, Ontario, Canada N2L 5V4
Tel: (519) 885-5513
Toll-free: 1-800-269-0298
Fax: (519) 885-6992
info@turbosonic.com
www.turbosonic.com